FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                5 January, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Support for pension changes




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  (Date Month Year)



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Support for pension changes




SUPPORT FOR PENSION CHANGES



British Airways today (January 5, 2007) welcomed the decision by its trade unions in the BA Forum to recommend changes to its New Airways Pension Scheme
(NAPS), which has a GBP2.1 billion deficit.



The British Airways Forum represents the airline's four unions and is
recommending   acceptance of the proposal and will now consult with members formally.



The company has agreed to make a one off contribution of GBP800 million into the fund subject to acceptance of benefit changes. Together with a one-off employee saving of GBP400 million and changes to future benefits, the NAPS pension deficit will be reduced by more than half from an existing GBP2.1billion to GBP0.9 billion and the company's annual contributions will be around GBP280 million a year for the next ten years.



British Airways' chief executive, Willie Walsh, said: "This is great news. Together with the NAPS Trustees and staff, we have found a shared solution that helps secure the pensions of our 33,500 NAPS members and removes a major blocker to future investment in British Airways. This brings the NAPS deficit and ongoing contributions to a level which is affordable by British Airways and effectively tackles one of the most fundamental issues we face."



A funding plan to clear the NAPS deficit over 10 years was agreed with the pension scheme trustees in 2006, subject to members accepting changes to future benefits.



ends



January 5, 2007                                                       002/KG/07



Notes to editors:

Details of the proposed pension arrangements for NAPS will be released following communications to employees on Monday.



Other background information:

- The NAPS actuarial deficit rose from GBP928 million in 2003 to GBP2.1 billion in 2006 despite a doubling of BA's contributions and a recovery of the stock market.

- BA's contribution to NAPS in 2005/6 was GBP235 million - the equivalent of five times members' contributions. Without future benefit changes, contributions would have to increase to GBP497 million per annum.

- Under the proposal BA will pay the GBP800m one-off cash injection with GBP250 million this month and GBP550 million in April.

- The company will also pay up to GBP150 million more in contributions over the next three years subject to meeting certain financial targets.

- NAPS has 33,794 active members, 20,269 deferred and 15,185 pensioners. The airline closed NAPS to new members in 2003 but members continue to accrue benefits.

- In 2003, the airline introduced British Airways' Retirement Plan (BARP) for new joiners, including chief executive Willie Walsh who joined in May 2005. BARP is a defined contribution scheme.

- NAPS is a final salary scheme based on length of service multiplied by pensionable pay, currently divided by 56 for ground staff and 52 for air crew with normal retirement age of 60 for ground staff and 55 for aircrew.


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

END